FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F X    Form 40-F
                                              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No X
   ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Banco Itau Holding Financeira S.A.
                                                      (Registrant)

Date:  November 5, 2003              By:   /s/ Alfredo Egydio Setubal
                                         --------------------------------------
                                         Name:   Alfredo Egydio Setubal
                                         Title:  Investor Relations Officer

                                     By:  /s/ Silvio Aparecido de Carvalho
                                         --------------------------------------
                                         Name:   Silvio Aparecido de Carvalho
                                         Title:  Chief Accounting Officer

                                  EXHIBIT INDEX

99.1 Banco Itau Holding Financeira S.A. Announces the Fiscal Councilors opinion regarding the third quarter 2003 financial statements.

99.2 Banco Itau Holding Financeira S.A. Announces Meeting of Administrative Council to examine the third quarter 2003 financial statements and their approval.

99.3 Banco Itau Holding Financeira S.A. Announces the ratifying of the Acquisition of Banco AGF S.A., AGF Vida e Previdencia S.A. and their insurance portfolio of AGF Brasil Seguros S.A.

99.4 Banco Itau Holding Financeira S.A. Announces the meeting to decide on the repurchasing of shares issued by the company.

99.5 Banco Itau Holding Financeira S.A. Announces changes to the Corporate Policy on Disclosure of Material Information and the policy on Insider Trading.

99.6 Banco Itau Holding Financeira S.A. Announces Corporate Policy on Disclosure of Material Information.

99.7 Banco Itau Holding Financeira S.A. Announces Corporate Policy and Procedure on Insider Trading.

99.8 Banco Itau Holding Financeira S.A. Announces Information on the Results for the Third Quarter 2003.

99.9 Banco Itau Holding Financeira S.A. Announces Qualitative Improvements in the Financial statements.